FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OR ISSUER AS SPECIFIED IN CHARTER:  ALLIED Group, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  701 Fifth Ave.
                                         Des Moines, IA  50391-2000

ISSUER'S TELEPHONE NUMBER (including area code):  (515) 280-4211

I.  Change In Number Of Shares Outstanding
    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock, no par value
2.  Number of shares outstanding before the change:  9,546,008
3.  Number of shares outstanding after the change:  13,948,805
4.  Effective date of change:  March 7, 1996
5.  Method of change:  Conversion
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)Give breif description of transaction: ESOP Convertible Preferred Stock was converted to Common Stock.

II.  Change In Name Of Issuer

1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:

March 8, 1996            /s/Jamie H. Shaffer              President (Financial)
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Date                    Officer's Signature and Title


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